Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACTSHEET (U5968)

Contingent Coupon Autocallable Yield Notes

Linked to the Lowest Performing of the Russell 2000® Index and the Nasdaq-100 Index®

Offering Period: July 1, 2021 – July 26, 2021

Summary Product Terms

CUSIP	22552XPC1
Issuer	Credit Suisse AG (London branch)
Principal Amount	$1,000 per security
Term	1 year and 6 months (if not automatically redeemed)
Trade Date	July 27, 2021
Settlement Date	July 30, 2021
Key Dates	See the applicable pricing supplement
Valuation Date	January 25, 2023
Maturity Date	January 30, 2023
Observation Period	The period from but excluding the Trade Date to and including the Valuation Date
Underlyings	Russell 2000® Index Nasdaq-100 Index®
Initial Level	The closing level of such Underlying on the Trade Date
Final Level	The closing level of such Underlying on the Valuation Date
Underlying Return	(Final Level – Initial Level) / Initial Level
Lowest Performing Underlying	The Underlying with the lowest Underlying Return
Contingent Coupon Amount	At least $15.625 per period (approximately 6.25% p.a.)
Coupon Barrier Level	Approximately 75% of the respective Initial Level for each Underlying
Contingent Coupon Payment Frequency	Quarterly
Coupon Barrier Observation Frequency	Quarterly
Knock-In Level	For each Underlying, approximately 75% of its Initial Level
Autocall Observation Frequency	Quarterly
Autocall Level	For each Underlying, 100% of its Initial Level

Hypothetical Redemption Amounts

*The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to you. They assume (i) a Knock-In Level of 75% and (ii) the securities are not automatically redeemed and are held to maturity. The numbers appearing in the table have been rounded for ease of analysis. This table does not include any contingent coupon payments on the securities.

	Each Underlying closes at or above its Knock-In Level on each trading day during the Observation Period.		At least one Underlying closes below its Knock-In Level on any trading day during the Observation Period
Underlying Return of Lowest Performing Underlying	Return on the Securities *	Redemption Amount per $1,000 Principal Amount	Return on the Securities*	Redemption Amount per $1,000 Principal Amount
50%	0%	$1,000	0%	$1,000
25%	0%	$1,000	0%	$1,000
10%	0%	$1,000	0%	$1,000
0%	0%	$1,000	0%	$1,000
-10%	0%	$1,000	-10%	$900
-25%	0%	$1,000	-25%	$750
-26%	N/A	N/A	-26%	$740
-50%	N/A	N/A	-50%	$500
-75%	N/A	N/A	-75%	$250
-100%	N/A	N/A	-100%	$0

Payoff Description

Contingent Coupon Payment

Unless the securities have been previously automatically redeemed, if, on any Observation Date, each Underlying closes at or above its Coupon Barrier Level, you will receive the Contingent Coupon Amount.

Otherwise, no contingent coupon will be paid.

Automatic Redemption

If, on any Autocall Observation Date, each Underlying closes at or above its Autocall Level, the securities will be automatically redeemed and you will receive the Principal Amount (and the contingent coupon). No further payments will be made on the securities.

Redemption Amount at maturity

Unless the securities have been previously automatically redeemed, if each Underlying closes at or above its Knock-In Level on each trading day during the Observation Period or if each Underlying closes at or above its Initial Level on the Valuation Date, you will receive the Principal Amount (and the contingent coupon).

However, if at least one Underlying closes below its Knock-In Level on any trading day during the Observation Period and at least one Underlying closes below its Initial Level on the Valuation Date, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment (excluding contingent coupons, if any).

Any payment on the securities is subject to our ability to pay our obligations as they become due.

Final terms will be determined on the Trade Date and will be provided in the pricing supplement. The actual contingent coupon rate will not be lower than the rate displayed in this document and the Knock-In Levels and Coupon Barrier Levels will not be greater than the levels set forth herein. Please see the accompanying preliminary pricing supplement for more information.

Selected Risk Considerations

The risks set forth below are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Selected Risk Considerations” section herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

•	Risks Relating to the Securities Generally

o	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If any Underlying closes below its Knock-In Level on any trading day during the Observation Period and the Final Level of the Lowest Performing Underlying is less than its Initial Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

o	The securities will not pay more than the principal amount of securities you hold plus contingent coupons, if any.

o	The securities do not provide for regular fixed interest payments. If any Underlying closes below its Coupon Barrier Level on an Observation Date, no contingent coupon will be paid with respect to that Observation Date.

o	Contingent coupons, if any, are paid on a periodic basis and are based solely on the closing levels of the Underlyings on the specified Observation Dates.

o	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss. You should therefore understand that a relatively higher contingent coupon may indicate an increased risk of loss.

o	The securities are subject to Automatic Redemption, which exposes you to reinvestment risk and may limit your ability to be paid contingent coupons over the full term of the securities.

o	The Redemption Amount will be less than the principal amount of securities you hold even if only one Underlying closes below its Knock-In Level on any trading day during the Observation Period and the Final Level of the Lowest Performing Underlying is less than its Initial Level. The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

o	The U.S. federal tax consequences of an investment in the securities are unclear.

•	Risks Relating to the Underlyings

o	The securities are linked to the Russell 2000® Index and are subject to the risks associated with small-capitalization companies.

o	Some of the assets included in the Nasdaq-100 Index® are issued by foreign companies. Foreign companies may be subject to different political, market, economic, regulatory and other risks than those applicable to domestic companies, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions.

o	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlyings.

o	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlyings and could negatively affect your return on the securities.

•	Risks Relating to the Issuer

o	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

o	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	Risks Relating to Conflicts of Interest

o	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	Risks Relating to Estimated Value and Secondary Market Prices of the Securities

o	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

o	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

o	Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $920 and $970 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)), and the estimated value of the securities on the Trade Date may be less than the price to public.

o	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

o	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

Important Notice

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated June 30, 2021, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010321009771/dp153691_424b2-u5968.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Please note that “we” and “our” refer to Credit Suisse AG and its affiliates in this document.

CREDIT SUISSE SECURITIES (USA) LLC credit-suisse.com

Copyright © 2021 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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